UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 333-121620

HARVEST OPERATIONS CORP.
(Translation of registrant’s name into English)

Suite 2100, 330 - 5th Avenue S.W, Calgary, Alberta, Canada T2P 0L4 (403) 265-1178
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F                [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	CEO certification of interim filings of Harvest Operations Corp., dated November 10, 2011 filed on SEDAR November 14, 2011

99.2	CFO certification of interim filings of Harvest Operations Corp., dated November 10, 2011 filed on SEDAR November 14, 2011.

99.3	Interim Management’s Discussion & Analysis for the three month period ending September 30, 2011 as filed on SEDAR November 14, 2011.

99.4	Interim un-audited Financial Statements for three month period ending September 30, 2011 as filed on SEDAR November 14, 2011.

99.5	News release dated November 14, 2011 announcing third quarter 2011 financial and operating results as filed on SEDAR November 14, 2011.

99.6	News release dated October 12, 2011 announcing the crude oil supply and refined product offtake agreement between North Atlantic Refinery and Macquarie Energy Canada as filed on SEDAR October 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST OPERATIONS CORP.
(Registrant)

Date: November 15, 2011	By:	/s/ John Zahary

John Zahary
	Title:	President & Chief Executive Officer